                           December 1, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Dryden Index Series Fund—Dryden Stock Index Fund
    (File No. 811-06677 (the “Fund”)
     Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 29, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Fund Fees and Expenses,” the footnote appearing immediately underneath the example table states that “the management fee disclosed is 0.08%.”  Please explain this statement in light of the fact that the operating expense table shows a management fee of 0.29%.

Response:  After the existing contractual fee waiver is taken into account, the actual / effective management fee paid by shareholders is 0.08%.  We have revised the footnote to remove the reference to 0.08%.

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Investments, Risks and Performance,” there is the following statement:  “The Fund tries to achieve a correlation between its performance and the performance of the S&P 500 Index of at least 0.95, with or without taking expenses into account.

Response:  The disclosure has been deleted from the prospectus.

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Investments, Risks and Performance,” please indicate whether the discussion of “foreign securities risk” includes risks posed by emerging markets.

Response:  There is no present intention to invest in foreign securities, although the Fund is permitted to do so.  Since the Fund has no plans to invest in foreign securities, the existing discussion pertaining to foreign securities risks is appropriate.

Comment:  In the Statement of Additional Information (SAI), in the section entitled “Fund Classification, Investment Objectives & Policies,” the use of all capital letters throughout several paragraphs is not permissible.

Response:  The paragraphs in question have been revised and now feature upper and lower case letters throughout.

Comment:  In the SAI, in the section entitled “Fund Classification, Investment Objectives & Policies,” please explain the statement “The Fund also may invest from time to time in certain types of investments and strategies that are either not discussed in this SAI or are not identified below as relating to the Fund.”

Response:  The sentence was included in error, and has been revised to delete the reference to ….not identified below as relating to this Fund.”

Comment:  In the SAI, in the section entitled “Investment Risks and Considerations,” please explain whether the discussion of “Convertible Securities” includes “junk” convertibles, and if so, please revise the disclosure accordingly.

Response:  There is no present intention to invest in convertible securities, although the Fund is permitted to do so.  Since the Fund has no plans to invest in convertible securities, the existing discussion pertaining to convertible securities and their risks is appropriate

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)